CAMPBELL ALTERNATIVE ASSET TRUST
                         MONTHLY REPORT - NOVEMBER 2010
                                   -----------


                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------


Net Asset Value (17,470.744 units) at October 31, 2010       $      29,580,648
Additions of 77.930 units on November 30, 2010                         129,999
Redemptions of (40.702) units on November 30, 2010                     (67,897)
Offering Costs                                                               0
Net Income - November 2010                                            (436,619)
                                                             -----------------
Net Asset Value (17,507.972 units) at November 30, 2010      $      29,206,131
                                                             =================

Net Asset Value per Unit at November 30, 2010                $        1,668.16
                                                             =================

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                 $         569,484
    Change in unrealized                                              (854,818)
  Gains (losses) on forward and options on forward contracts:
    Realized                                                             4,284
    Change in unrealized                                               (83,973)
  Net Investment Income (Loss)                                           4,822
                                                             -----------------
                                                                      (360,201)
                                                             -----------------
Expenses:
  Brokerage fee                                                         73,680
  Performance fee                                                            0
  Operating expenses                                                     2,738
                                                             -----------------
                                                                        76,418
                                                             -----------------
Net Income (Loss) - November 2010                            $        (436,619)
                                                             =================

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                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on November 30, 2010                $        1,668.16

Net Asset Value per Unit on October 31, 2010                 $        1,693.15

Unit Value Monthly Gain (Loss) %                                         (1.48)%

Fund 2010 calendar YTD Gain (Loss) %                                      8.49%


To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit

Dear Investor,

November Brings Marginal Losses from Fixed Income and Foreign Exchange...

After much anticipation and debate, Quantitative Easing 2 ("QE2") arrived, the second effort by the U.S. Federal Reserve to stimulate the U.S. economy through government bond purchases. Perhaps a case of "buy the rumor, sell the fact," bond prices fell following the announcement and continued to fall for the remainder of the month generating losses for the Trust in fixed income trading.

In currency trading, once QE2 was announced, the U.S. Dollar never looked back. The Trust's short U.S. Dollar position was significantly reduced during the month; however, small losses in currency trading were incurred. In Europe, the Euro dropped below 1.30 for the first time in more than 10 weeks as speculation leaned toward a worsening debt crisis, and unemployment in the region rose to the highest level in more than 12 years.

Commodities were volatile and mixed, generating small gains in the sector for the Trust on the month. Gains in energy trading and metals were dampened by losses in grains and soft commodities. While the energy complex made new highs for the year, primarily on the Chinese inflation story, cotton prices fell 26% from the mid-November high. It seems to be all about China these days as they attempt to dampen growth for fear of inflation.

Equity trading was marginally positive despite mixed performance around the globe. While major U.S. indices finished slightly lower on the month, Japan's Nikkei was up 8%, primarily driven by the weakening yen.

Global Central Bank intervention has made trading based solely on macroeconomic measures difficult. Our models have naturally tilted to technical indicators until the value of fundamental information is once again relevant to asset prices. We find it quite advantageous to be a systematic investment manager as we navigate through this market volatility in search of opportunity.

As we enter this holiday season, we wish you and your family good health and good fortune.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust